23000770

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50200

SEC Mail Processing

MAR 01 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Funds Distributor, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines	IA	50392-0200
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean T. Clines	515-362-0839	Clines.Sean@Principal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

801 Grand Avenue, Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean T. Clines, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Principal Funds Distributor, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Chief Financial Officer

ANNA MARIE PIRS
Commission Number 180209
My Commission Expires
July 12, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, asapplicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better working world

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2006.

February 27, 2023

Principal Funds Distributor, Inc.

Statement of Financial Condition

		December 31 2022
Assets		
Cash and cash equivalents	$	45,059,675
Receivables from:		
Affiliates		9,348,558
Others		171,719
Total receivables		9,520,277
Deferred sales commissions		2,804,713
Income tax receivable under tax allocation agreement		4,833,536
Deferred income tax asset, net		11,186,494
Furniture and leasehold improvements, net of accumulated depreciation of $1,880,582		243,209
Operating leases right-of-use asset		1,638,318
Other assets		507,556
Total assets	$	75,793,778
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	11,874,704
Payables to:		
Principal Life Insurance Company		16,287,358
Other affiliates		4,518,325
Operating leases liability		1,805,059
Total liabilities		34,485,446
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		1,088,437,828
Accumulated deficit		(1,047,229,496)
Total stockholder's equity		41,308,332
Total liabilities and stockholder's equity	$	75,793,778

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

		Year Ended December 31 2022
Revenues		
Distribution fees (12b-1 fees) from Affiliates	$	105,623,898
Distribution fees (12b-1 fees) from Non Affiliates		4,824,794
Underwriting fees		2,421,708
Contingent deferred sales charges		2,837,110
Other revenue		489,911
Total revenues		116,197,421
Expenses		
Distribution expenses (12b-1 fees)		107,802,705
Compensation and related expenses		57,032,167
Amortization of deferred sales commissions		8,516,596
General and administrative expenses		58,875,884
Total expenses		232,227,352
Loss before income tax benefit		(116,029,931)
Income tax benefit		29,356,781
Net loss	$	(86,673,150)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2022	$ 100,000	$ 1,002,517,081	$ (960,345,061)	$ 42,272,020
Net loss	–	–	(86,673,150)	(86,673,150)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	1,920,747	(211,285)	1,709,462
Capital contributions from Principal Global Investors Holding Company (US) LLC	–	84,000,000	–	84,000,000
Balance at December 31, 2022	$ 100,000	$ 1,088,437,828	$ (1,047,229,496)	$ 41,308,332

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

		Year Ended December 31 2022
Operating activities		
Net loss	$	(86,673,150)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		8,516,596
Allocation of stock-based compensation		1,920,747
Equity distribution in the form of common stock to employees		(211,285)
Deferred income taxes, net		(4,647,798)
Depreciation		100,239
Sales commissions deferred		(5,657,962)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		(536,901)
Receivables from affiliates		6,020,867
Other receivables		40,563
Other assets		14,923
Accounts payable and accrued expenses		(2,295,591)
Operating leases		(22,603)
Payable to Principal Life Insurance Company		255,579
Payable to other affiliates		(1,108,831)
Net cash used in operating activities		(84,284,607)
Financing activities		
Capital contributions from PGI HC (US)		84,000,000
Net cash provided by financing activities		84,000,000
Net decrease in cash and cash equivalents		(284,607)
Cash and cash equivalents at beginning of year		45,344,282
Cash and cash equivalents at end of year	$	45,059,675

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Revenue Recognition

The majority of the Company's revenues are derived from distribution services provided to the Principal Funds, where each service is a distinct performance obligation, or a series of distinct obligations in that the services are substantially the same and have the same pattern of transfer to the customer. Distribution (12b-1) fees received are largely based upon contractual rates applied to the market value of the clients portfolio, and are considered variable compensation as they can fluctuate based on market value and other constraints. These fees are accrued each month based on the fee terms within the applicable agreements and are settled monthly. Underwriting fees and Contingent Deferred Sales Charges are earned at a point in time as they are based on a single sale, which satisfies the service obligation. The fee rates and conditions are described within the applicable agreements, and are booked as revenues are earned. The revenues related to contracts with customers are presented separately within the Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Additionally, the Company enters into selling agreements with financial intermediaries to distribute shares of the Principal Funds, and pays to the selling broker-dealers a portion of the fees the Company receives, such fees are booked as expense in the month they are owed. Certain costs paid to the selling broker-dealers to obtain the contract are capitalized and amortized on a straight-line basis over the time period the cost is expected to be recovered, these deferred costs consist primarily of commissions. Commission costs related to sales of Class C and certain Class A mutual funds shares are capitalized and amortized over each Class's contingent deferred sales charge (CDSC) period as stated in the funds' prospectus. The deferred sales commissions for Class C and Class A are amortized over the time period the cost is expected to be recovered using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a sales load, typically for Class A share purchases that exceed a specified investment level. The costs paid to selling broker-dealers are presented separately within the Statement of Operations.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Allowance for Credit Loss

The Company estimates lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts.

The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote for the current year. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance.

Simplifying the Accounting for Income Taxes

The authoritative guidance, adopted by the Company in 2021, simplifies the accounting for income taxes by removing certain exceptions, including exceptions related to the incremental approach for intraperiod tax allocation, calculating income taxes in an interim period, and the recognition of deferred tax liabilities

2. Summary of Significant Accounting Policies (continued)

for outside basis differences. The guidance also clarifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill and enacted changes in tax laws or rates. It specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements, although an entity may elect to do so.

Furniture and Leasehold Improvements

Furniture and leasehold improvements are recorded at cost, less allowance for accumulated depreciation. Depreciation of furniture is computed using the straight-line method over the estimated useful lives of the assets, which is 10 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Furniture	$ 1,074,129
Leasehold Improvements	1,049,662
Total	2,123,791
Accumulated depreciation and amortization	(1,880,582)
	$ 243,209

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

The Company receives distribution (Rule 12b-1) fees for distribution services provided to mutual funds. The majority of the revenue recorded by the Company is for distribution services provided to the Principal Funds. Pursuant to the terms of agreements approved by the Principal Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each Fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Principal Funds related to these services totaled $8,231,650 at December 31, 2022. Fees the Company received under the provisions of Rule 12b-1 from the Principal Funds is listed as distribution fees (12b-1 fees) from affiliates within the Statement of Operations. In addition, the Company pays to selling broker-dealers a portion of these fees which are listed as distribution expenses (12b-1 fees) within the Statement of Operations. The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. Distribution expenses (12b-1 fees), deferred sales commissions, and general and administrative expenses paid to PSI for the sale of shares of mutual funds totaled $64,428,530 for the year ended December 31, 2022.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries,

3. Related-Party Transactions (continued)

including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC include a portion of the distribution expenses, compensation and related expenses, and general and administrative expenses set forth within Statement of Operations, and for the year ended December 31, 2022 totaled $139,053,282.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,920,747 to the Company for the year ended December 31, 2022. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $84,000,000 for the year ended December 31, 2022.

4. Leases

The Company has adopted the authoritative guidance requiring lessee recognition of lease assets and lease liabilities on the balance sheet. Leases with an initial term of twelve months or less are not recorded on the statement of financial condition. The Company recognizes lease expense for leases on a straight-line basis over the lease term.

As of December 31, 2022, the lease assets and liabilities were as follows:

Assets		
Operating lease assets (1)		1,638,318
Total lease assets	$	1,638,318
Liabilities		
Operating lease liabilities (2)		1,805,059
Total lease liabilities	$	1,805,059

(1) Operating lease assets are reported separately within the asset section of the statement of financial condition.
(2) Operating lease liabilities are reported separately within the liabilities section of the statement of financial condition.

4. Leases (continued)

As of December 31, 2022, the lease cost was as follows:

Operating lease costs (1)		444,481
Other lease costs (2)		6,099
Total lease costs	$	450,580

(1) Operating lease costs are included in operating expenses within the statement of operations.
(2) Other lease costs primarily reflect variable lease costs which are included in operating expenses within the statement of operations.

As of December 31, 2022, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2023	476,321
2024	485,558
2025	494,795
2026	376,870
Total lease payments	1,833,544
Less: interest	28,485
Present value of lease liabilities	$ 1,805,059

Rent expense for 2022 totaled $636,440.

The weighted-average remaining lease terms and weighted-average discount rates were as follows:

Weighted-average remaining lease term (in years):	
Operating leases	3.83
Weighted-average discount rate:	
Operating leases	0.85%

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

5. Income Taxes (continued)

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $24,158,983 during 2022. The Company's tax receivable balance is due from PFG.

Our income tax expense was as follows for the year ended December 31, 2022:

Current income taxes (benefits):	
U.S. federal	**$ (15,999,780)**
State	**(8,709,204)**
Total current income taxes (benefits)	**(24,708,984)**
Deferred income taxes (benefits):	
U.S. federal	**(6,671,179)**
State	**2,023,382**
Deferred income taxes (benefits)	**(4,647,797)**
Total income taxes (benefits)	**$ (29,356,781)**

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2022:

U.S. corporate income tax rate	**21.0%**
State tax	**4.6**
Employee benefits and related items	**0.1**
Nondeductible meals and entertainment	**(0.4)**
Effective income tax rate	**25.3%**

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2022 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2022.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

5. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Our significant components of net deferred income taxes were as follows:

Deferred income tax assets:	
Federal net operating loss	$ **5,818,449**
State net operating loss	**3,697,187**
Stock compensation	**708,052**
Deferred compensation	**1,391,854**
Other deferred income tax assets	**129,172**
Total deferred income tax assets	**11,744,714**
Deferred income tax liabilities:	
Deferred sales commissions	**(423,565)**
Prepaid expenses	**(134,655)**
Total deferred income tax liabilities	**(558,220)**
Total net deferred income tax assets	**$ 11,186,494**

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018, which remain open through statute extensions. The normal statute of limitations remains open for tax years thereafter. The IRS will begin audit of tax years 2019-2021 in 2023. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur. We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits

6. Contingencies (continued)

are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2022, the Company had net capital of $16,877,969, which was $16,627,969 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3 as the Company relies on Footnote 74 of the SEC Release No. 34-70073.

Supplemental Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2022

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$41,308,332
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		41,308,332
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		41,308,332
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$24,430,363	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(24,430,363)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$16,877,969
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$16,877,969

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2022

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	16,627,969
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	16,577,969

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2022

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2022.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2022

Exemptive Provision

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 for the determination of reserve requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 as it relates to the possession and control requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).